May 18, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Carl Yuen
Chief Financial Officer
Fantatech Inc.
Unit B, 11/F, Vienna Mansion
55 Paterson Street
Causeway Bay, Hong Kong

RE:	Fantatech Inc. (the "Company")
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 0-24374

Dear Mr. Yuen:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.



Form 10-K for the Fiscal Year Ended December 31, 2004

Item 2 - Description of Properties, page 13

1. We note that your principal executive offices are leased free of rent from a related company controlled by SHQ. We also note the chairman and president of SHQ is also the CEO and chairman of the Company. However, it is unclear how you have accounted for such expenses incurred on behalf of Fantatech by the related company. Note that all costs of doing business, including costs incurred by principal shareholders or similar related parties, should be reflected in the historical financial statements. Refer to the guidance outlined in SAB 5.T. Please quantify for us and explain in detail how the costs were accounted for within your financial statements. If the amounts were not material, please specifically state so in future filings. We may have further comment upon receipt of your response.

Item 6 - MD&A

Overview, page 15

2. Reference is made to the last paragraph on page 15. We believe your disclosure regarding your foreign currency translation policy is confusing and requires revision. For example, you state that the functional currency of the Company`s PRC operations is the Renminbi.
You also state that the accounts of foreign operations are prepared in their local currency and translated into USD at the applicable rate of exchange. However, it is unclear whether you are referring to foreign operations other than that of PRC and if so, whether the local currency of such foreign operations represents the functional currency in accordance with paragraph 5 of SFAS No. 52. Further, it is unclear how applicable exchange rates are defined. Please clarify for us in the MD&A and notes to the financial statements, and how your treatment complies with the guidance outlined in SFAS No. 52.

3. We also note that you disclose transactions denominated in currencies other than in U.S. dollar are translated into U.S. dollar at the applicable exchange rates. Note that foreign currency transactions are defined as transactions denominated in a currency other than the entity`s functional currency (i.e. Renmenbi), and not its reporting currency. Further, transaction gains and losses, which arise from changes in the exchange rates of the foreign currency and functional currency (measured from the transaction date and subsequent settlement), are realized upon settlement of the foreign currency transaction and generally should be included in net income
(loss) in the period in which the transaction is settled.
However,
translation adjustments which result from translating the entity`s financial statements into its reporting currency are not included in determining net income (loss) but rather are reported in other comprehensive income (loss). In this regard, please tell us why transactions denominated in currencies other than in U.S. dollar are translated into U.S. dollar rather than the functional currency. Refer to paragraphs 15 and 16 of SFAS No. 52. Also, supplementally explain why translation gains and losses are credited or charged to the consolidated statements of operations rather than reported as a component of other comprehensive income in the statements of shareholders` equity pursuant to the guidance in paragraph 13 of SFAS
No. 52. We may have further comment upon receipt of your response.

Consolidated Results of Operations
Fiscal Years Ended December 31, 2004 and 2003

- Revenue, page 16

4. We note that net contracted sales increased by $3,479,562 or
75.5%
as compared to fiscal 2003. You disclose this was due to the substantial increase in the number of projects attributable to the successful marketing strategies implemented by the Company. In this regard, please tell us and revise future filings to quantify the incremental amount of revenue and number of projects attributable to the successful marketing strategies in comparison to prior year. Further, we also note that compared to fiscal 2003, contracted sales from customers outside of PRC declined from 21% to 9.3% in fiscal 2004. Please tell us and revise future filings to disclose the reason(s) for the decrease in contracted sales from customers outside of PRC.

- Gross Profit, page 16

5. Please revise future filings to describe the significant components of costs of sales. Specifically, tell us and describe the types of costs that comprise direct costs of sales and other costs of revenue - RSO (e.g. rent, employee salaries, depreciation, etc.) as presented on the face of your consolidated income statement.

6. Please supplementally quantify and describe the nature of the initial operating expenses that were incurred a few months prior to the formal opening of the six new Funplexes that were launched in fiscal 2004. Also, similarly revise your disclosure in future filings. Supplementally tell us how you accounted for the initial operating expenses within your financial statements and why you believe you treatment is appropriate.



- Other Income (Expenses), page 17

7. Please tell us and revise future filings to disclose the nature, facts and circumstances surrounding the discretionary incentive subsidiary of $72,000 granted by the local government.

8. We note that you describe the loss on disposal of fixed assets of
$41,481 was mainly attributed to the obsolescence of one set of FantaWild 4D theatre due to the relocation of a FunPlex. Please describe in further detail the facts and circumstances surrounding the obsolescence of such theatre, including a timeline of the events leading up to the loss on disposal. Tell us whether you performed an impairment analysis in accordance with paragraph 8 of SFAS No. 144 and if so, whether it resulted in a charge to your statement of operations. Quantify the amount and tell us the period in which the impairment was recognized, if applicable. If no impairment analysis was performed, tell us why.

Item 10 - Executive Compensation, page 27

9. We note the disclosure on page 27 indicating that no compensation was paid to the Chairman and Chief Executive Officer for remuneration during fiscal years ended December 31, 2004 and 2003. Note that the
Company`s financial statements should include all costs of doing business, including the fair value of any services provided without charge by the Company`s officers and directors. Please revise the financial statements to reflect the fair value of the services provided to the Company by the Company`s Chairman and Chief Executive
Officer during 2004 and 2003 as an expense and a capital contribution in the Company`s financial statements. Refer to the guidance outlined in SAB Topic 5:T.

Consolidated Statement of Operations, page F-4

10. To the extent you recognize gains (losses) on the disposal of fixed assets; they should be included in income from operations rather than as a component of other income (expense) on the face of the income statements. Refer to footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13) and paragraphs 25 and 45 of SFAS No. 144.
In this regard, please revise your presentation in future filings to include the gain (loss) on disposal of fixed assets within operating expenses.

11. Please reconcile the net income for 2004 included in the Company`s consolidated statement of operations of $1,076,421, with that reflected in your consolidated statement of shareholders` equity of $1,092,487.

Consolidated Statements of Cash Flows, page F-6

12. We note that you have reflected "minority interests` contribution in subsidiary" as a cash flow from financing activities in your consolidated statements of cash flows for 2003. As this appears to be a non-cash transaction, please revise your statement of cash flows in future filing to exclude non-cash transactions. Refer to the guidance outlined in paragraph 32 of SFAS No.95.

Note 3 - Summary of Significant Accounting Policies
- Revenue and cost recognition, page F-10

13. According to page 7 under the heading Production of the
Business
section, you disclose software as one of the products that you develop and produced in house. In this regard, please tell us and disclose your policy for how you account for internally developed
software under SFAS No. 86.   Further, describe in detail the
nature
of the software products that you sell and how it is used in connection with your entertainment and amusement products. Your response should include how the software is sold (i.e. separately or bundled) and whether with other elements (i.e. hardware, electronic control systems, mechanics, etc). Tell us whether it is considered incidental or essential to the functionality of such products as a whole. Refer to the guidance in paragraph 2 of SOP 97-2. If you consider the software to be incidental and therefore, not essential to the functionality of the products, please provide us with the basis for your conclusions and why you believe it is appropriate. If you conclude that the software is essential to the functionality of your products, please tell us and disclose how such arrangements are accounted for under SOP 97-2 and EITF No. 03-5. We may have further comment upon receipt of your response.

14. We note that you implement strict product quality controls and management systems to maintain premium quality of your 3D and 4D entertainment products which includes after sale service as described on page 7 under the heading Product Quality of your Business section.
In this regard, please tell us the nature and the period over which you provide the after sale service. Also, tell us and disclose in future filings whether the Company is obligated to provide the customer with any other services subsequent to the delivery of the entertainment and amusement products. If so, tell us and describe the nature and term of the service period. Also, disclose the revenue recognition policy for such services, if applicable. We may have further comment upon receipt of your response.

15. We believe you should expand your revenue recognition policy to describe how you account for arrangements which include multiple elements such as software, hardware, equipment, services, etc. Tell us how your arrangements comply with the guidance outlined in EITF No. 00-21 or SOP 97-2, if applicable.

Note 4 - Business Acquisitions, page F-14

16. We note the disclosure indicating that on October 18, 2004, the
Company entered into an agreement to acquire the remaining 34.59% of
SDCL. Please tell us and clarify in the financial statements how the
Company accounted for the remaining interest in SDCL. Clarify whether the acquisition was accounted for at fair value in accordance with SFAS No.141 or at historical cost because SDCL was under common control with the Company. As part of your response, you should also explain the rationale for the accounting treatment that was used. We may have further comment upon receipt of your response.

Note 7  - Costs and Estimated Earnings in Excess of Billings on
Uncompleted Contracts, page F-15

17. We note your disclosure that most of your contracted sales will be completed within one to two years. To the extent that you have costs and estimated earnings in excess of billings which are for a period greater than one year, the amounts should be classified as non-current assets. Similarly, billings in excess of cost and estimated earnings that will not be recognized within one year from the balance sheet date should also be classified as non-current. Please advise us as to whether there are amounts which should be reclassified. If material, please revise future filings accordingly.

Note 10 - Income Taxes, page F-16

18. We note the disclosure indicating that the Company`s US subsidiaries had incurred losses totaling $539,255 that are available for carryforward through 2023. We also not that at December 31, 2004, tax losses available for carryforward in the PRC were $152,346. Given the existence of these tax loss carryforwards, please explain why you have not established deferred tax assets with respect to these tax loss carryforwards at December 31, 2004.

Note 12 - Related Party Transactions and Arrangements

- (a) Agreement with associated company, page F-18

19. We note that as part of your agreement with FDI, you agreed to pay an advertising and promotional incentive of 15% on the total contract amount for the direct sales of equipment, in addition to an aggregated commission of 20% during fiscal 2004. In this regard, please tell us and revise future filings to disclose how you account for the advertising and promotional incentives within your financial statements. Specifically, tell us and disclose in your notes where such amounts are recorded within your statements of operations.
If
the incentives are not recorded as a reduction to revenue, explain in detail how your accounting treatment complies with EITF No. 01-9. We may have further comment upon receipt of your response.

- (d) Related party receivables and payables, page F-19

20. Reference is made to footnotes (1) and (3). We note that these related party receivables are unsecured, non-interest bearing and have no definite term of repayment. In this regard, please tell us and disclose why you believe these amounts to be collectible.

Note 13 - Disposal of Hytechnology Limited - Discontinued
Operations,
page F-20

21. We note that the Hytech HK was sold to Top Link a related party
for $1,277 during fiscal 2004.    Please tell us and revise future
filings to disclose the carrying value of the net assets sold and how the sales price for such assets was determined. Also, explain how the gain on disposal of Hytech HK of $1,277 was calculated.

Note 14 - Segment Reporting, page F-20

22. Please revise your disclosure to include all the segment reporting disclosures as required by paragraph 27 of SFAS No. 131 as applicable. You should provide more detailed information regarding each reported segment to the extent the specified amounts (a) are included in the measure of segment profit or loss reviewed by the chief operating decision maker (CODM) or (b) are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. Such items include but are not limited to: revenue from external customers, inter-company revenue, interest income, interest expense, depreciation, etc. Also, provide the total assets for each reportable segment.

23. We note from the disclosures included on pages 5 through 7 of your Annual Report on Form 10-KSB that the Company`s products can be divided into four categories with these consisting of FantaWild FunPlex, FantaWild 4D Theater, Large-size attractions and FantaWild
Theme Park. Please explain in detail why you do not believe the operations associated with the sale and production of each of these product lines do not represent separate reportable segments for which the disclosures outlined in SFAS No.131 should be provided. As part of your response, please explain in detail how the Company`s chief operating decision maker analyzes the Company`s operations for purposes of assessing performance and for making decisions about the allocation of resources. We may have further comment upon receipt of your response.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *


You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Carl Yuen
Fantatech Inc.
May 18, 2005
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